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FILE NO:    68139.1004

November 20, 2009

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 4 to Registration Statement on Form S-11
Filed on November 20, 2009
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 13, 2009.

For convenience of reference, each Staff comment contained in your November 13, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Yolanda Crittendon, Cicely LaMothe, Duc Dang and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on November 3, 2009. The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

November 20, 2009

General

1.	Please note the financial statement update requirement in accordance with Article 3-12 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the third quarter financial statements have been included in Amendment No. 4 to the Registration Statement.

Cover Page of the Prospectus

2.	We note the additional underwriters listed on the cover page of the prospectus. We also note the disclosure on page 157 that identifies the representatives of the underwriters. Please ensure that the cover page of the prospectus only includes the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has designated each underwriter listed on the cover page of the prospectus as a lead or co-managing underwriter for the offering. Accordingly, the Company has included each lead or co-managing underwriter on the cover page of the prospectus pursuant to Item 501(b)(8) of Regulation S-K.

Exhibits

3.	Please file the legality and tax opinions with your next amendment.

RESPONSE: The Company will provide supplementally under separate cover drafts of the legality and tax opinions from counsel. Executed copies of these opinions will be filed prior to effectiveness of the Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Eric Bothwell
Valerie Ford Jacob

Mr. Thomas Kluck

November 20, 2009

Paul D. Tropp

Charles Cotter

Laurence Penn